SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

04030685

25 May 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RECEIVED
2004 JUN 14 P 2:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the Financial Results Announcement dated 24 May 2004, Re: Quarterly Report for the third quarter ended 31 March 2004 for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

dlw 6/15

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

Financial Results

Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 24-05-2004 05:15:25 PM
Reference No SC-040524-29379

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : SILVERSTONE CORPORATION BERHAD

* Stock name : SILSTON

* Stock code : 5061

* Contact person : WONG PHOOI LIN

* Designation : SECRETARY

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended : 31-03-2004

* Quarter : ○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other

* Financial Year End : 30-06-2004

* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

SILSTON-APPIII SILSTON-Mar.

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended * 31-03-2004

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31-03-2004	31-03-2003	31-03-2004	31-03-2003
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

SILVERSTONE CORPORATION BERHAD (41515-D)

1	Revenue	141,672	105,723	420,814	316,520
2	Profit/(loss) before tax	-30,903	115,628	-86,597	107,559
3	Profit/(loss) after tax and minority interest	-31,195	128,514	-88,133	123,584
4	Net profit/(loss) for the period	-31,195	128,514	-88,133	123,584
5	Basic earnings/(loss) per share (sen)	-9.21	88.26	-26.03	159.40
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	0.3600	0.6300

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31-03-2004 [dd/mm/yyyy] RM'000	31-03-2003 [dd/mm/yyyy] RM'000	31-03-2004 [dd/mm/yyyy] RM'000	31-03-2003 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	-19,482	138,047	-45,468	171,313
2	Gross interest income	1,379	5,340	4,306	9,813
3	Gross interest expense	11,926	15,934	37,223	50,506

Note: The above information is for the Exchange internal use only.

SILVERSTONE CORPORATION BERHAD (41515-D)

SILVERSTONE CORPORATION BERHAD (41515-D)

(Incorporated in Malaysia)

Interim Report for the

Third Quarter Ended

31 March 2004

SILVERSTONE CORPORATION BERHAD (41515-D)

(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2004

·The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/3/2004 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2003 RM'000	CURRENT YEAR TO DATE 31/3/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2003 RM'000
Revenue	141,672	105,723	420,814	316,520
Operating expenses	(162,533)	(138,430)	(470,588)	(352,057)
Other operating income	1,379	5,340	4,306	9,813
Impact of Group Wide Restructuring Scheme ("GWRS"):				
- Waiver of principal by lenders	-	146,077	-	146,077
- Over provision of finance costs	-	19,337	-	19,337
Gain on disposal of subsidiary and associated companies	-	-	-	31,623
(Loss)/profit from operations	(19,482)	138,047	(45,468)	171,313
Finance costs	(11,926)	(15,934)	(37,223)	(50,506)
Share in results of associated companies	505	(6,485)	(3,906)	(13,248)
(Loss)/profit before taxation	(30,903)	115,628	(86,597)	107,559
Taxation	26	(3)	(126)	(164)
(Loss)/profit after taxation	(30,877)	115,625	(86,723)	107,395
Minority interests	(318)	12,889	(1,410)	16,189
Net (loss)/profit for the period	(31,195)	128,514	(88,133)	123,584
(Loss)/earnings per share (sen) :				
- Basic	(9.21)	88.26	(26.03)	159.40
- Fully diluted	(9.21)	73.61	(26.03)	115.89

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2003)

SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2004
The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	AS AT END OF CURRENT QUARTER 31/3/2004 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2003 RM'000
Property, plant and equipment	687,900	735,122
Associated companies	271,011	291,490
Investments	115,057	119,053
Deferred tax assets	27,114	27,114
Deferred expenditure	1,376	1,294
Goodwill on consolidation	13,326	13,877
Current assets		
- Inventories	141,033	155,411
- Investments	7,333	3,927
- Trade and other receivables	322,150	407,762
- Short term deposits with financial institutions	4,774	29,767
- Cash and bank balances	50,674	29,957
	525,964	626,824
Current liabilities		
- Trade and other payables	359,828	366,459
- Short term borrowings	457,104	516,314
- AMB Bonds and SPV Debts	114,162	86,345
- Provisions	6,466	7,607
- Tax liabilities	68,587	61,092
	1,006,147	1,037,817
Net current liabilities	(480,183)	(410,993)
	635,601	776,957
Financed by:		
Share capital	338,535	338,535
Reserves	(200,993)	(110,401)
Shareholders' funds	137,542	228,134
Minority interests	84,884	83,672
Long term borrowings	32,237	32,237
AMB Bonds and SPV Debts	380,241	432,300
Deferred liabilities	286	203
Deferred taxation	411	411
	635,601	776,957
Net tangible assets per share (RM)	0.36	0.63

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2003)

SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2004
The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital RM'000	Share Premium RM'000	Translation Reserves RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
Balance at 1 July 2003	338,535	81,525	77,885	48,730	(318,541)	228,134
Translation loss on net equity of foreign subsidiary companies	-	-	(1,370)	-	-	(1,370)
Share in post-acquisition reserves of associated companies	-	-	80	-	-	80
Net losses not recognised in consolidated income statement	-	-	(1,290)	-	-	(1,290)
Transferred to capital reserves				94	(94)	-
Net loss for the financial period	-	-	-	-	(88,133)	(88,133)
Amortisation of reserve on consolidation	-	-	-	(1,169)	-	(1,169)
Balance at 31 March 2004	338,535	81,525	76,595	47,655	(406,768)	137,542
Balance at 1 July 2002	147,451	72,810	97,649	1,047	(509,961)	(191,004)
Translation gain on net equity of foreign subsidiary companies	-	-	575	-	-	575
Reserve on consolidation on acquisition of a subsidiary company	-	-	-	34,762	-	34,762
Share in post-acquisition reserve of associated companies	-	-	47	-	-	47
Others	-	-	-	113	(117)	(4)
Net gains/(losses) not recognised in consolidated income statement	-	-	622	34,875	(117)	35,380
Realisation of reserves on disposal of associated companies	-	-	(687)	-	-	(687)
Net profit for the financial period	-	-	-	-	123,584	123,584
GWRS implementations:						
Capital reconstruction	(103,216)	-	-	-	103,216	-
Ordinary shares issued:						
- acquisition of a subsidiary company	240,143	8,715	-	-	-	248,858
- settlement of debts	54,157	-	-	-	-	54,157
Amortisation of reserve on consolidation	-	-	-	(120)	-	(120)
Balance at 31 March 2003	338,535	81,525	97,584	35,802	(283,278)	270,168

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2003)

SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2004
The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR-TO-DATE 31/3/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2003 RM'000
OPERATING ACTIVITIES		
(Loss)/profit before tax	(86,597)	107,559
Adjustments for:		
Non-cash items	48,996	(124,629)
Non-operating items	32,917	29,016
Operating profit before changes in working capital	(4,684)	11,946
Changes in working capital		
Net change in current assets	118,450	71,472
Net change in current liabilities	(46,064)	(21,473)
Others	(3,233)	1,239
	64,469	63,184
INVESTING ACTIVITIES		
Others	34,283	17,431
FINANCING ACTIVITIES		
Redemption of AMB Bonds and repayment of SPV Debts	(43,940)	(27,068)
Bank borrowings	(61,361)	(68,662)
Short term deposits earmarked for bonds redemption	21,110	32,820
Others	141	30
	(84,050)	(62,880)
Net change in cash and cash equivalents	14,702	17,735
Effects of exchange rate changes	16	(9)
Cash and cash equivalents at beginning of the year	18,826	42,468
Cash and cash equivalents at end of the period	33,544	60,194

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2003)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial report has been prepared in accordance with the Malaysian Accounting Standards Board ("MASB") Standard 26 "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2003.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2003 except for the adoption of new MASB standards.

The adoption of the new MASB standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. Qualification on auditors' report

There were no audit qualifications on the financial statements of the Group for the financial year ended 30 June 2003.

3. Seasonality or cyclicality

The operations of the Group are not subject to material seasonal or cyclical effect during the current quarter and financial year-to-date.

4. Unusual items

There were no unusual items affecting assets, liabilities, equity, net income or cash flows for the current quarter and financial year-to-date.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in prior interim periods of the current financial period or in the prior financial years.

6. Debt and equity securities

The Group has redeemed RM1.0 million AMB Bonds and USD0.8 million (or equivalent to RM3.0 million) SPV Debts during the quarter. For the financial year-to-date, the Group has redeemed RM11.4 million AMB Bonds and USD8.6 million (or equivalent to RM32.5 million) SPV Debts.

Other than the above, there were no other issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

There was no dividend paid during the current quarter and financial year-to-date.

8. Segmental reporting

The Group's segmental report for the financial year-to-date is as follows:

	Motor RM'000	Tyre RM'000	Investment & Others RM'000	Group RM'000
Total revenue	107,910	309,753	3,194	420,857
Inter-segment revenue	(9)	-	(34)	(43)
External revenue	107,901	309,753	3,160	420,814
Loss from operations	(1,044)	(43,625)	(799)	(45,468)
Finance costs				(37,223)
Share in results of associated companies				(3,906)
Loss before taxation				(86,597)

9. Valuation of property, plant and equipment

The Group did not carry out any valuation on its property, plant and equipment.

10. Material events subsequent to the balance sheet date

There were no material events subsequent to the end of the interim report period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no other changes in the composition of the Group for the current quarter and financial year-to-date except for the following:

(a) Striking off of the following wholly-owned subsidiaries from the register of the Accounting and Corporate Regulatory Authority with effect from 13 August 2003:

i. AMB Automobile Pte Ltd
ii. AMB Engineering Pte Ltd
iii. AMB Fortune Holdings Pte Ltd

(b) Incorporation of a wholly-owned subsidiary, Shanghai Silverstone Management Consulting Co Ltd in the People's Republic of China on 20 November 2003.

(c) Disposal by Chrome Marketing Sdn Bhd of its entire 50% equity interest in Jiangxi Fuqi Motor Co Ltd, on 6 April 2004.

12. Changes in contingent liabilities or contingent assets

There were no material changes in the contingent liabilities or contingent assets since the last audited balance sheet date.

13. Review of performance

With the incorporation of nine months of Silverstone Berhad's revenue as compared to one month in the preceding year corresponding period, the Group reported a significantly higher revenue. However, the increase in natural rubber price has adversely affected the performance of the Group's Tyre division. Hence, the Group reported a loss before taxation of RM86.6 million. Included in the profit before taxation of the preceding year corresponding period were gains on divestment of subsidiary and associated companies of RM31.6 million and from waiver of principal by lenders under the GWRS of RM146.1 million.

14. Comparison with the preceding quarter's results

The increase in the Group's revenue was mainly contributed by the Motor division. However, the Group's performance continued to be affected by the persistently high natural rubber price and accordingly, reported a loss before taxation of RM30.9 million for the quarter under review.

15. Prospects

The Group has launched the all new passenger car tyre, the Kruzier 1 NS500 series in March 2004 and has also undertaken measures to strengthen the Group's business. However, the outlook remains challenging with the persistently high natural rubber price.

16. Profit forecast / profit guarantee

Not applicable as no profit forecast was issued.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/3/2004 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2003 RM'000	CURRENT YEAR TO DATE 31/3/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2003 RM'000
Income tax - current period	58	(30)	168	143
- prior year	-	34	(30)	34
Share in taxation of associated companies	(84)	(1)	(12)	(13)
	(26)	3	126	164

Although the Group incurred a loss in the current quarter and financial year-to-date, it has a tax charge arising primarily from certain profitable subsidiary companies in China which for tax purposes cannot be set-off with losses from other companies within the Group.

18. Unquoted investments and/or properties

	INDIVIDUAL QUARTER	CUMULATIVE QUARTER
	CURRENT YEAR QUARTER 31/3/2004 RM'000	CURRENT YEAR TO DATE 31/3/2004 RM'000
Profit on disposal of property	-	1,563

Other than the above, there were no other sale of unquoted investments and/or properties for the current quarter and financial year-to-date.

19. Quoted securities

a. There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date.

b. The Group's investments in quoted securities as at the end of the reporting period are as follows:

	RM'000
At costs	39,797
At net book value	22,606
At market value	11,782

20. Status of corporate proposals

Date of Announcement	Subject	Status
27.11.2003, 06.01.2004, 01.04.2004 and 06.04.2004	Proposed disposal by Chrome Marketing Sdn Bhd to Kau Hua Int'l Investment Co Ltd of its entire investment in Jiangxi Fuqi Motor Co Ltd ("Jiangxi Fuqi"), representing 50% of the registered capital of Jiangxi Fuqi, for a total cash consideration of Rmb33.96 million (approximately RM15.59 million) ("Proposed Disposal").	Approval obtained from the Ministry Commerce of the People's Republic of China on 31 March 2004. The Proposed Disposal was completed on 6 April 2004.

21. Group's borrowings and debt securities

The Group's borrowings and debt securities as at the end of the reporting period are as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Borrowings:			
Secured	77,086	-	77,086
Unsecured	380,018	32,237	412,255
	457,104	32,237	489,341
Bonds and Debts:			
- AMB Bonds	28,394	90,668	119,062
- SPV Debts	85,768	289,573	375,341
	114,162	380,241	494,403
Total	571,266	412,478	983,744

21. Group's borrowings and debt securities (cont'd)

The Group's borrowings and debt securities are denominated in the following currencies :

	Foreign Currency '000	RM'000
Borrowings:		
- Ringgit Malaysia	-	103,869
- US Dollar	15,420	58,411
- Rmb	712,395	327,061
		489,341
Bonds and Debts		
- Ringgit Malaysia	-	119,062
- US Dollar	98,774	375,340
		494,402

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk as at the date of this report.

23. Changes in material litigation

The Group does not have any material litigation, which in the opinion of the Directors, would have a material adverse effect on the financial results of the Group.

24. Dividend

The Board does not recommend any dividend for the current quarter and financial year-to-date.

25. (Loss) / earnings per share

Basic

(Loss)/earnings per share is calculated by dividing the Group's net (loss)/profit for the period by the weighted average number of shares in issue of 338.54 million (31.3.2003 : 145.61 million) for the current quarter and 338.54 million (31.3.2003: 77.53 million) for the financial year-to-date.

Fully diluted

The fully diluted (loss)/earnings per share has been calculated based on the following Group's adjusted net (loss)/profit by the adjusted weighted average number of shares:

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/3/2004 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2003 RM'000	CURRENT YEAR TO DATE 31/3/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2003 RM'000
Net (loss)/profit for the period	(31,195)	128,514	(88,133)	123,584
Interest saving (net of tax) from conversion of redeemable cumulative convertible preference shares	232	232	232	232
Adjusted net (loss)/profit for the period	(30,963)	128,746	(87,901)	123,816
	'000	'000	'000	'000
Weighted average number of ordinary shares	338,535	145,605	338,535	77,532
Conversion of redeemable cumulative convertible preference shares	29,306	29,306	29,306	29,306
Adjusted weighted average number of ordinary shares	367,841	174,911	367,841	106,838
Fully diluted (loss)/earnings per share (sen)	(9.21)	73.61	(26.03)	115.89

25. (Loss) / earnings per share (cont'd)

The shares granted to employees pursuant to the Company's Executive Share Option Scheme have no dilutive effect as their exercise price is above the average market value of the Company's share.

26. Status of conditions imposed by the Securities Commission ("SC")

The SC has imposed certain conditions in its approval of the GWRS which included the requirements to disclose the following:

(a) Status of the turnaround exercise for loss-making operations;

(b) Status of the proposed divestment programme; and

(c) Status of the issues affecting the joint-venture companies of the Company in the People's Republic of China.

Please refer to Appendix I to III for details of the above.

Status of the turnaround exercise for loss-making operations

The steps taken to turnaround the loss-making operations include, amongst others, the following:

(i) Strengthening of key management personnel in respect of operational improvement;

(ii) Implementation of stricter control mechanism to monitor operational cost efficiencies;

(iii) Enhancing overall productivity efficiencies by restructuring the operational procedures through adoption of better industry practices; and

(iv) Close monitoring of the progress of the loss-making companies, including regular review of the performance of the companies concerned, assessment of the effectiveness of the operations and management restructuring exercises and remedial actions required.

	Steps taken or to be taken	Status and progress
(a)	**Subsidiary company** **Dong Feng Lion Tyre Co Ltd**	
(i)	Replacement of key management staff including the General Manager, Assistant General Manager, Marketing Manager and Purchasing Manager.	(i) Implemented
(ii)	Strengthening control mechanism over credit control and collection system, purchasing and factory production overhead system, capital expenditure and authority limit level documentation.	(ii) Implemented
(iii)	Review of production mix and introduction of changes to the size and pattern of the tyres produced to suit the market demand.	(iii) On-going
(b)	**Associated companies** **Nanjing Jincheng Machinery Co Ltd**	
(i)	Appointment of new key management staff including General Manager and reorganisation of the sales and marketing network tasks to meet stringent performance target.	(i) Implemented
(ii)	Introduction of new practices and procedures on sourcing of component parts to reduce cost of purchases.	(ii) Implemented
(iii)	Maximisation of efficiency of existing production capability and divestment of idle assets.	(iii) In progress
	Suzuki Assemblers Malaysia Sdn Bhd and Lion Suzuki Marketing Sdn Bhd ("SAM Group")	
	With the disposal of 51% equity interest in both companies to Suzuki Motor Corporation, Japan ("SMC"), the Directors expect the SAM Group to be designated as one of the regional production bases for "Suzuki" motorcycles for the ASEAN market. The strategic alliance with SMC will enable the SAM Group to tap on their marketing and technical expertise.	On-going
(c)	Similar steps are also being applied to other loss-making subsidiary and associated companies with the view to turn them around.	On-going

SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Status of Proposed Divestment Programme ("PDP")

(i) Status of the assets to be divested

Stages of the Assets to be Divested	Outstanding PDP (Per GWRS)	Concluded divestment			Divestment proceeds				
		Up to December 2003	In current quarter	Current year-to-date	Received up to December 2003	Current Year (Jan - Dec 2004)			
						Actual received in		Projected to Dec 2004	Projected full year
						Current Qtr	Current YTD		
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million
							(a)	(b)	(a) + (b)
By 31 December 2003									
Non-listed shares in automotive industry companies	83.8	-	-	-	-	-	-	83.8	83.8
By 31 December 2004									
Wuhan Fortune Motor Co Ltd (refer to (ii) (1))	42.7	43.1	-	43.1	20.0	-	-	5.2	5.2
Jiangxi Fuqi Motor Co Ltd (refer to (ii) (2))	17.3	7.8	-	-	7.8	-	-	-	-
Non-listed shares in automotive industry companies	13.4	-	-	-	-	-	-	13.4	13.4
	73.4								
By 31 December 2005									
Non-listed shares in tyre industry companies	75.6	-	-	-	-	-	-	-	-
By 31 December 2006									
Jiangxi Fuqi Motor Co Ltd (refer to (ii) (2))	11.5	7.8	-	-	7.8	-	-	-	-
Non-listed shares in automotive industry companies	83.2	-	-	-	-	-			
	94.7								
Total	327.5	58.7	-	43.1	35.6	-	-	102.4	102.4

Status of Proposed Divestment Programme ("PDP") (continued)

(ii) Transactions completed and the details on the utilisation of the divestment proceeds received

The details of the assets divested are as follows:

Description of assets/businesses	Status: Received	Status: Outstanding	Utilisation	
	RM' million	RM'million		RM'million
(1) Disposal by Range Grove Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in Wuhan Fortune Motor Co Ltd ("Wuhan Fortune") to Tri-Ring Group Co ("Tri-Ring") for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and	19.99	23.47	Repayment of borrowings	43.01
			Estimated expenses	0.45
			Gross proceeds	43.46
	The outstanding balance will be paid in the following manner:		The total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts.	
	Before 15 August 2004	5.22		
	Before 15 August 2005	6.08		
Settlement of inter-company advances to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) by Tri-Ring for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) and waiver of interest accrued thereon amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).	Before 15 August 2006	6.08		
	Before 15 August 2007	6.09		
		23.47		
The disposal was completed on 24.4.2003.				

Status of Proposed Divestment Programme ("PDP") (continued)

(ii) Transactions completed and the details on the utilisation of the divestment proceeds received (continued)

The details of the assets divested are as follows:

Description of assets/businesses	Status Received	 Outstanding	Proposed Utilisation	
	RM' million	RM'million		RM'million
(2) Disposal by Chrome Marketing Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in *Jiangxi Fuqi Motor* Co Ltd to Kau Hua Int'l Investment Co Ltd for a cash consideration of Rmb34.0 million (equivalent to approximately RM15.59 million).	15.59	-	Repayment of borrowings	15.56
			Estimated expenses	0.03
				15.59
The dsposal was completed on 6 April 2004.			RM5.94 million of the total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts. The balance is pending repatriation from China and has been earmarked for the redemption/repayment of the AMB Bonds and the SPV Debts.	

(iii) Plans to overcome any projected shortfall

The Group is actively looking for potential buyers for its assets/companies identified for divestment under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem the AMB Bonds and SPV Debts.

SILVERSTONE CORPORATION BERHAD (41515-D)

(Incorporated in Malaysia)

Status Of Issues Affecting The Joint-Venture Companies Of Silverstone Corporation Berhad ("SCB") In The People's Republic Of China ("PRC")

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 5 May 2004
1.	Land Use Right(s) for land(s) ("LUR") and Property Ownership Right(s) for building(s) ("POR") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co., in accordance with the terms of the joint-venture agreement		The Management of the SCB Group had liaised with the PRC Parties to transfer the LUR and/or POR for the following land and/or building to the JV Co.:	
		Hunan Changfa Automobile Engine Co Ltd (SCB Group's equity holding : 50%)	PRC Party: Changsha Auto Engine General Factory Building: No. 39, Shao Shan Lu, Dong Qu, Changsha, Hunan Province, PRC Land: Xian Jia Hu, He Xi, Changsha, Hunan Province, PRC	The PRC Parties are in the process of effecting the transfer of the LUR and/or POR to the JV Co. and will endeavour to complete the transfer by 30 June 2004.
		Dong Feng Lion Tyre Co Ltd ("Dong Feng") (SCB Group's equity holding : 55%)	PRC Party: China Dong Feng Tyre Factory Building: No. 221, Hanjiang Road, Shiyan City, Hubei Province, PRC	Resolved as the POR has been obtained by Dong Feng.

SILVERSTONE CORPORATION BERHAD (41515-D)

(Incorporated in Malaysia)

Status Of Issues Affecting The Joint-Venture Companies Of Silverstone Corporation Berhad ("SCB") In The People's Republic Of China ("PRC") (continued)

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 5 May 2004.
2.	The amount of JV Co.'s capital had exceeded the authorised limit of the provincial Ministry of Foreign Trade and Economic Commission ("MOFTEC") amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOFTEC in Beijing, the PRC.	Jiangxi Fuqi Motor Co Ltd ("JFM") (SCB Group's equity holding : 50%)	JFM's existing total investment is USD37.50 million (equivalent to approximately RM142.50 million). The Management of the SCB Group had liaised with the PRC Party, Jiangxi Fuqi Automobile Factory, to seek the approval for the reduction of JFM's capital by USD7.50 million (equivalent to approximately RM28.50 million) to USD30 million (equivalent to approximately RM114 million).	SCB's disposal of 50% equity holding in JFM to Kau Hua Int'l Investment Co Ltd was completed on 6 April 2004.
		Dong Feng (SCB Group's equity holding : 55%)	Dong Feng's existing total investment is USD63.20 million (equivalent to approximately RM240.16 million). The Management of the SCB Group had liaised with Dong Feng to seek the approval of the MOFTEC in Beijing through the provincial MOFTEC for the excess of USD33.20 million (equivalent to approximately RM126.16 million).	The provincial MOFTEC had requested Dong Feng to rely on the letter of approval dated 4 December 1993 from the provincial MOFTEC, in that the capital of Dong Feng has been properly approved. It is the duty of the provincial MOFTEC to apply for endorsement from the MOFTEC in Beijing.